SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the Month of February, 2007

KOREA ELECTRIC POWER CORPORATION

(Translation of registrant’s name into English)

167, Samseong-dong, Gangnam-gu, Seoul 135-791, Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will

file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the

Securities Exchange Act of 1934.

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the

registrant in connection with Rule 12g3-2(b): 82-            .

This Report of Foreign Private Issuer on Form 6-K is deemed filed for all purposes under the Securities Act of 1933, as amended, and the Securities Exchange Act of 1934, as amended, including by reference in the Registration Statement on Form F-3 (Registration No. 33-99550) and the Registration Statement on Form F-3 (Registration No. 333-9180).

Korea Electric Power Corporation (“KEPCO”) announces its un-audited, preliminary financial results for the fiscal year ended December 31, 2005 and 2006 as attached hereto.

Attachment 1. un-audited, preliminary statements of income of KEPCO for the fiscal year 2005 and 2006

Attachment 2. un-audited, preliminary statements of income including six generation subsidiaries of KEPCO for the fiscal year 2005 and 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Moon, Ho
Name:	Moon, Ho
Title:	Chief Financial Officer

Date: February 12, 2007

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) for the fiscal year ended December 31, 2005 and 2006 as presented below (the "Information") has been prepared by KEPCO based on preliminary internal estimates. The Information has been prepared on a non-consolidated basis based on Korean GAAP. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual non-consolidated financial condition and results of operations of KEPCO as of December 31, 2006, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Preliminary NON-CONSOLIDATED STATEMENTS OF INCOME (Unaudited)

As of December 31, 2005 and 2006

(Unit : in billions of Korean Won)	2006	2005	Change
Operating revenues:	26,979	25,112	7.4%

Sale of electric power	26,659	24,729	7.8%
Other electric business	242	267	-9.4%
Other business	78	117	-33.0%

Operating expenses:	25,747	23,786	8.2%

Fuel	35	29	18.5%
Purchased power	20,347	18,544	9.7%
Maintenance	857	755	13.6%
Depreciation	1,817	1,851	-1.9%
Other	2,606	2,485	4.0%
Other business	86	123	-30.2%

Operating income	1,232	1,326	-7.1%

Non-operating income:	2,179	2,631	-17.2%

Gain on foreign currency transactions and translation	251	244	2.8%
Investment income from affiliates	1,628	1,915	-15.0%
Other	299	472	-36.5%

Non-operating expenses:	786	776	1.4%

Interest expenses	544	473	15.1%
Loss on foreign currency transactions and translation	15	8	80.2%
Investment loss from affiliates	39	3	1292.9%
Other	189	292	-35.4%

Earnings before taxes	2,624	3,181	-17.5%

Provision for income taxes	553	732	-24.4%

Net income	2,071	2,449	-15.4%

Disclaimer:

The financial information relating to the results of operations of Korea Electric Power Corporation (“KEPCO”) and/or certain of its subsidiaries for the fiscal year ended December 31, 2005 and 2006 as presented below (the “Information”) has been prepared by KEPCO based on preliminary internal estimates. The Information is not consolidated and made by simply adding the results of operations of KEPCO to the results of operations of its six-generation subsidiaries (“GENCOs”), after adjusting for major inter-company transactions. The Information has neither been audited nor reviewed by KEPCO’s independent accountants, KPMG Samjong Accounting Corp., or any other independent public accountants. The Information may differ significantly from the actual financial condition and results of operations of KEPCO and GENCOs as of December 31, 2006, and accordingly should not be relied upon for investment, including but not limited to purchase of any securities, or other purposes.

Korea Electric Power Corporation

Estimated STATEMENTS OF INCOME including six GENCOs (Unaudited)

As of December 31, 2005 and 2006

(Unit : in billions of Korean Won)	2006	2005	Change
Operating revenues:	27,089	25,236	7.3%

Sale of electric power	26,566	24,671	7.7%
Other operating revenues	269	288	-6.4%
Revenues for other businesses	254	277	-8.6%

Operating expenses:	23,867	21,461	11.2%

Fuel	9,523	8,281	15.0%
Purchased power	2,103	1,507	39.5%
Maintenance	2,119	1,851	14.5%
Depreciation	5,006	5,127	-2.4%
Other operating expenses	5,030	4,573	4.0%
Expenses for other businesses	86	123	-30.2%

Operating income	3,222	3,776	-14.7%

Non-operating income:	1,228	1,198	2.5%

Gain on foreign currency transactions and translation	456	369	23.5%
Investment income from affiliates	195	182	7.6%
Other	576	647	-11.0%

Non-operating expenses:	1,288	1,147	12.3%

Interest expenses	678	626	8.5%
Loss on foreign currency transactions and translation	27	31	-15.0%
Investment loss from affiliates	39	3	1292.9%
Other	544	487	11.7%

Earnings before taxes	3,161	3,827	-17.4%

Provision for income taxes	1,091	1,378	-20.8%

Net income	2,071	2,449	-15.4%